Exhibit 99.2
Mindray Appoints Mr. Ronald Ede as Chief Financial Officer
— Ms. Joyce Hsu Will Remain With Mindray as a Director —
Shenzhen, China — March XX, 2009 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide today announced the appointment of Mr. Ronald Ede as Chief Financial Officer of the company effective as of May 1, 2009, succeeding Ms. Joyce Hsu. Ms. Hsu will step down from the role of Chief Financial Officer to pursue other personal interests. She will remain with Mindray as a director on Mindray’s board and will act in an advisory capacity to Mr. Ede to ensure an orderly transition. Mr. Ede will return to China from the United States for his new role.
Mr. Ede has served as a director on Mindray’s board since the Company’s initial public offering in September 2006. He served as the chair of the board’s audit committee from September 2006 through June 2008, when he took a management position with the company in his current role as Group Vice President of International Operations. Mr. Ede has played a pivotal role in guiding the Company’s overall operations, overseas expansion and successfully led the integration effort of the Company’s first acquisition of Datascope patient monitoring business.
Mr. Ede’s past experiences include serving as Chief Financial Officer, Asia Pacific for JDSU Corp., where he designed and implemented restructuring plans for the company’s Asia Pacific organization. He also served as a consultant to Ernst & Young where he assisted in various corporate finance projects including initial public offerings, management buyouts, and mergers and acquisitions. He also held the position of Director of International Finance and Business Development for ATL Ultrasound Inc. and Managing Director of Asia Pacific for SonoSite Inc. Mr. Ede received his bachelor degree in business administration from the University of Hawaii, and an MBA from the University of Washington.
“Working with Mindray over the past several years has been a delight and honor,” commented Ms. Hsu. “The Company has made a profound transition from a private Chinese company to a publicly traded global company well positioned to benefit from the growing trends in the world’s medical device industry. While it was difficult to end my day-to-day involvement at Mindray, I look forward to continuing my work as a director on Mindray’s board in an expanded capacity on board committees with undiminished enthusiasm and commitment. I believe that Mr. Ronnie Ede brings the perfect combination of financial and operational experience and expertise to lead this rapidly growing business.”
“With Mindray entering an important phase of its growth, we believe Ronnie is exceptionally qualified to take on the CFO position given his familiarity with the business since the IPO both in the capacity of an independent director and subsequently a member of the senior management team,” commented Mr. Li Xiting, Mindray’s President and co-Chief Executive Officer. “His past background as a regional CFO of Asia for another US-listed public company, his varied managerial and financial roles with international medical device companies, coupled with his responsibilities of running day-to-day operations and integration at Mindray, make him the ideal choice to succeed Joyce. His breadth of financial and operational experience will help Mindray continue to move forward as a leading company in the global medical devices industry.”
Ms. Hsu has served as Mindray’s CFO since February 2006 and successfully led the Company’s September 2006 initial public offering, subsequent capital markets transactions as well as the acquisition of the Datascope Patient Monitoring business in 2008. She was appointed to Mindray’s board of directors in September 2006.
“Ms. Hsu has been instrumental in positioning Mindray as an internationally recognized, value-driven medical device company,” said Mr. Xu Hang, Mindray’s Chairman and co-Chief Executive Officer.” “On behalf of the board of directors and Mindray, I want to personally thank Joyce for her tremendous contributions to the company over the past several years. We are fortunate to have Joyce remain with us as a director, and we will continue to look to her for guidance and leadership.”
Staying on as a director, Ms. Hsu will replace Mr. Ede on the compensation committee and the nominations and corporate governance committee of Mindray’s board, effective immediately. Mr. Ede continues to serve on Mindray’s board of directors but does not serve on any of the board’s committees. Ms. Hsu will immediately begin working closely with Mr. Ede in the transition period between now and May 1, 2009, when Mr. Ede takes on the CFO role. Ms. Hsu will remain available in an advisory capacity after Mr. Ede takes the CFO position.
About Mindray
Mindray is a leading developer, manufacturer and marketer of medical devices worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring & life support products, in-vitro diagnostic products and medical imaging systems. Mindray is globally headquartered in Shenzhen, China, with U.S. headquarters in Mahwah, New Jersey. Mindray also has another 12 international sales and service offices in Amsterdam, Frankfurt, Istanbul, London, Mexico City, Moscow, Mumbai, Paris, Sao Paolo, Seattle, Toronto and Vancouver. For more information, please visit http://www.mindray.com.
For investor and media inquiries please contact:
In the U.S:
Evan Smith, CFA
FD
Tel: +1-212-850-5606
Email: evan.smith@fd.com
John Capodanno
FD
Tel: +1-212-850-5705
Email: john.capodanno@fd.com
In China:
May Li
Mindray Investor Relations
Tel: + 86 755 2658 2518
Email: may.li@mindray.com